May 13, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549-7010

Riverview Financial Corporation/
Registration Statement on Form S-4 (File No. 333-188193)

Dear Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-188193) filed by Riverview Financial Corporation and Union Bancorp, Inc. on April 29, 2013 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement following the calculation of registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Kimberly J. Decker (717-399-1506) of Barley Snyder, LLP.

Sincerely,

/s/ Robert M. Garst
Robert M. Garst
Chief Executive Officer
Riverview Financial Corporation

Sincerely,

/s/ Mark F. Ketch
Mark F. Ketch
President and Chief Executive Officer
Union Bancorp, Inc.